INVEST IN THE EVOLUTION OF
CASINO GAMING

We introduce AI to casino floors, maximizing player enjoyment and operator profits while collecting 1,000X more data. Get in early on a $108B market opportunity. Invest in Acres.

INVEST NOW    **JOIN BONUS GAME**

Gamification FAQs

SEC Filing   Offering Memorandum   Investor Education

$749.10*	$3.30
Min. Investment	Share Price

*Acres charges an Investor Transaction Fee of 3.0% of the transaction amount, payable to the Company. However, this fee will not exceed $100.00 per transaction.




CASHLESS CASINO MAKES TABLE GAME BUY-INS QUICKER THAN CASH.

OUR INNOVATIONS ARE RECOGNIZED BY:

 Industry Excellence Award 2023

Gaming & Leisure

 Product Innovation of the Year 2023

Gaming America

 Best Consumer Service Technology

Global Gaming Business Magazine

 Best Productivity Enhancement Tech

Global Gaming Business Magazine

HIGHLIGHTS

TOP 3 REASONS TO INVEST IN ACRES

01

$108.5 BILLION MARKET SIZE[1]

Our massive market potential means we're just getting started.



TRUSTED BY TOP CASINOS



1,000X MORE DATA

With more real-time data to power our AI, we can boost player satisfaction and casino revenues.



INNOVATIVE HARDWARE: POWERING 1000X MORE DATA AND DRIVING FUTURE GROWTH

✓ The hardware allows us to process the 1000x more data that feeds the AI

✓ The hardware offers industry-best capability. The complexity and time required to make gaming industry hardware are significant barriers to our competition, leaving us in an advantaged position.

✓ The hardware is a key part of our growth strategy because once it's installed, we can continue to monetize our footprint by selling more recurring revenue application subscriptions to casinos

PROBLEM

CASINOS GIVE AWAY 25% OF THEIR REVENUE[1]

Casinos want people to play slot machines as long as possible, but they give away 25% of operating revenues in "free plays" to do it. This "one size fits all" approach not only wastes billions, the experience for the gamers is more impersonal than ever. Despite tech now being molded by AI, casinos remain antiquated – leaving money and goodwill on the table.



on the table.



SOLUTION

OUR AI-POWERED SOLUTIONS BOOST CASINO REVENUE

Our patented AI-powered system collects 1,000X the amount of data as conventional systems. By evaluating player experiences in real-time, it maximizes each person's time spent via custom deals like cash rewards, free meals, or personalized recognition when needed. This not only boosts player satisfaction and casino revenues, it reduces operational costs.


TIBO
CONGRATULATIONS!
YOU JUST WON
100 POINTS
ACRES
CASHLESS
CASINO

Kai™ | VIDEO POKER ANALYZER by ACRES | FOUNDATION HQ | ACHIEVEMENT BONUSING | ACRES CASHLESS CASINO | TIBO TICKET-IN BONUS-OUT

PERKS

BIG PURCHASE BONUS

Investing in a private company has its perks. As a thank you for your support, we're offering you the opportunity to earn free stock when you invest at least 3X the minimum investment.

Invest
$2,250+
Receive
10%
Bonus Shares
3X of Minimum Investment
INVEST NOW

Invest
$3,750+
Receive
15%
Bonus Shares
5X of Minimum Investment
INVEST NOW

Invest
$7,500+
Receive
20%
Bonus Shares
10X of Minimum Investment
INVEST NOW

OPPORTUNITY/MARKET

A $108B MARKET

ACRES CURRENT AND TARGET SLOT MACHINES

A $108B MARKET READY TO MODERNIZE

Gaming is a $108.5B market opportunity. With 1.5M+ slot machines worldwide, Acres has substantial room to grow from their current presence on 70,000+ machines. If we successfully scale to our target of 490,000 machines, we'll earn $1B per year in recurring subscription fees alone.



Number of Machines (in millions)

0.5
0.4
0.3
0.2
0.1

Acres Machines
(Current & Target)

Current
Acres Machines

Target
Acres Machines



WIN FREE STOCK AT OUR NEXT WEBINAR

We're giving you two ways to win extra stock during our next investor webinar. Click here to learn more about the free stock games and sign up for our next investor webinar here.

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UNLOCK YOUR ADDITIONAL EXCLUSIVE REWARDS





WIN FREE BONUS SHARES

Enter your email address and press SPIN to win you up to 100% more shares, based upon your investment.

Enter your email   **SPIN**

TRACTION

OUR TECH IS ALREADY INSTALLED IN 5% OF SLOT MACHINES

We've secured $30M of investment from casinos, and currently have 70 current casino customers, our tech is already installed in 7% of the world's slot machines – demonstrating both established trust and room for growth. preliminary customer results showed a 22% increase in play and 18% increase in visitation, causing them to quickly scale our tech across 44 locations.

BUSINESS MODEL

70% MARGINS AND RECURRING REVENUE STREAMS

This high-margin focus ensures that as our customer base expands, Acres' long-term profits grow significantly alongside.

INVEST NOW

We make money through a combination of hardware sales and recurring subscription-based services. **These include:**

- Tech installations in casinos, which generate 70%+ profit margins

- Annual support services for regulatory compliance and product efficiency (100% opt-in rate)

- Annual subscription fees for software that enhances player experience - Current fees average $500 per game

EXPANSION

READY TO SCALE INTERNATIONALLY

We aim to expand from operating 5% of gaming machines to 35%. But that's just the start. We have strong interest from Asian casinos, which opens the door for rapid international expansion. Thanks to our top casino partnership, we've proven our ability to rapidly scale at a moment's notice.



35%

5%

Operational Share of Gaming Machines

Future Percentage of Gaming Machines Operated



ACRES

ACRES
Presentation

DOWNLOAD OUR INVESTOR BRIEF TO SEE OUR FULL BUSINESS PLAN

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DOWNLOAD

COMPETITIVE ADVANTAGE

THE ONLY NAME CHECKING EVERY BOX

Barriers to entry are extremely high in the gaming industry, requiring licenses to operate state by state. We're licensed in 22 of the 44 gaming states—covering 90% of the nation's slot machines and casino gambling revenue. With 200+ patents and decades of successful gaming innovation, Acres is perfectly positioned to introduce AI to the industry.



200+

patents

Licensed in 22

of 44 gaming states encapsulating 90% of the US gambling market

TEAM

GAMING INDUSTRY LEGENDS AND BUSINESS EXPERTS

Since 1972, Acres founder and CEO John Acres has been changing the gambling world. Already an American Gaming Association Hall of Famer, he founded Acres technology with his son to leverage his extensive experience and network and bring the industry he knows best out of the past.



John Acres

Founder and CEO

John began his casino technology career in 1972 and went on to invent player tracking, loyalty systems and automated electronic delivery of loyalty incentives. He founded, operated and successfully exited three gaming companies (Electronic Data Technologies (EDT), Mikohn Gaming and Acres Gaming). John is a named inventor on over 250 patents and is a member of the American Gaming Association's Hall of Fame.







Noah Acres
COO

Noah has been involved in casino technology for his entire life. He began by helping to assemble early products as a child, before going to work as a casino executive in Macau and Las Vegas properties.



Patrick Bland
CTO

Patrick holds degrees in law and computer engineering. He joined Acres in 2021, after working with datable supplier Splunk for several years.Patrick manages product development and regulatory technical compliance.



Mark Dailey
Chief Engineer

Mark has been designing products at Acres companies since 1997. He holds a Masters in Computer Science from California Institute of Technology and has primary responsibility for product design and refinement.



Eric Von Stafford
CFO

Eric has over 30 years of experience in financial management and corporate finance. He was the CFO for one of the fastest growing software companies in America (according to Forbes). Eric has also held senior positions at H.I.G. Capital, Goldman Sachs and Montgomery Securities. He earned an M.B.A. from the Booth School of Business at the University of Chicago and an undergraduate degree from Georgetown University.



Alan McCollom
Patent Attorney

Alan was a partner in the Portland law firm Marger, Johnson & McCollom for two decades where he helped Acres gaming develop a strong portfolio of over 20 groundbreaking patents.

FIRST MOVER PERKS

IT PAYS TO INVEST EARLY

Investors will receive a bonus on their investment based on the order their investment is funded. The available bonuses can be found below:

Investment #	Receive
1-10	20%
11-60	15%
61-160	10%
161+	No Bonus

WEBINAR PERKS

ATTEND AN INVESTOR

WEBINAR. GET FREE STOCK.

You can earn additional bonus stock during our investor webinars. We'll have two opportunities during each webinar to earn free Acres stock.

Intro Game

The "Intro Game" will be played at the beginning of each investment webinar. Everyone who registers for the webinar and is in attendance in the beginning will automatically be a participant in the Intro Game and will have one entry in the game. The following table outlines the reward schedule for the Intro Game:

Numbers Caught	Shares Won	Shares Won ($)
4	5	$16.5
5	50	$165
6	500	$1650

Attendee Game

The "Attendee Game" will be played at the end of each investment webinar. Everyone who registers for the webinar and is in attendance at the end of the webinar will automatically be a participant in the Attendee Game and will have one entry in the game. The following table outlines the reward schedule for the Attendee Game:

Numbers Caught	Shares Won	Shares Won ($)
4	10	$33
5	100	$330
6	1,000	$3300

FAQS

Why invest in startups?

How much can I invest?

How do I calculate my net worth?

What are the tax implications of an equity crowdfunding investment?

Who can invest in a Regulation CF Offering?

What do I need to know about early-stage investing? Are these investments risky?

When will I get my investment back?

Can I sell my shares?





Exceptions to limitations on selling shares during the one-year lockup period:In the event of death, divorce, or similar circumstance, shares can be transferred to: +

What happens if a company does not reach their funding target? +

How can I learn more about a company's offering? +

What if I change my mind about investing? +

How do I keep up with how the company is doing? +

What relationship does the company have with DealMaker Securities? +

GAMIFICATION FAQS

Although gamification can increase engagement, it also presents several risks that both issuers and investors need to be aware of: +

Investors can take several precautions to safeguard their financial well-being when engaging with gamified trading platforms: +

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SOURCES:

1. **https://www.americangaming.org/wp-content/uploads/2024/05/AGA-State-of-the-States-2024.pdf**

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of **FINRA** | **SIPC**, located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's **BrokerCheck**. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

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